SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPRINT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT CORPORATION

6200 SPRINT PARKWAY

OVERLAND PARK, KS 66251

SPRINT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

2004 ANNUAL REPORT

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

SPRINT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Index to Financial Statements

Reports of Independent Registered Public Accounting Firms

• KPMG LLP

• Ernst & Young LLP

Financial Statements

• Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	1

• Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004, 2003, and 2002	2

• Notes to Financial Statements	3

Supplemental Schedule

• Schedule II: Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

The Sprint Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statement of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 27, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Corporation

We have audited the accompanying statement of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2003, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2004	2003
PLAN ASSETS

Investments at Fair Value	$313,800	$238,691

Receivables:
Receivables for unsettled security sales	—	120
Transfers receivable	—	48
Contributions receivable	2	1
Other receivables	26	—
Accrued interest and dividend income	5	2

Total assets	313,833	238,862

PLAN LIABILITIES

Payable for unsettled security purchases	—	146
Other payables	43	85

Total liabilities	43	231

Net assets available for benefits	$313,790	$238,631

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2004	2003	2002
Investment Income:
Interest on loans	$553	$663	$869
Dividends and investment interest	4,977	3,235	2,522
Net realized and unrealized appreciation (depreciation) in the fair value of investments	74,081	33,453	(102,045)

Net investment income (loss)	79,611	37,351	(98,654)

Contributions - employer	4,806	6,659	5,318
Contributions - employee	12,167	12,212	13,363
Administrative Fees	(6)	(5)	(3)
Withdrawals	(20,481)	(13,748)	(15,853)
Inter-plan fund transfers (net)	(938)	106	(416)

Net increase (decrease)	75,159	42,575	(96,245)

Net Assets Available for Benefits:
Beginning of year	238,631	196,056	292,301

End of year	$313,790	$238,631	$196,056

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

The Plan is a defined contribution plan established by Sprint Corporation (“Sprint” or the “Company”) and adopted by a number of its subsidiaries that provide local telecommunications services. The Plan is a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Participation in the Plan is voluntary. Individuals who are employed by the Company, or one of its adopting subsidiaries, and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan, are eligible to participate upon date of hire. Employees of the Company or one of its subsidiaries that are not eligible to participate in the Plan may be eligible to participate in one of the other similar plans established by the Company.

Contributions

Participants may contribute a portion of their salary or wages to a pre-tax account up to the maximum amount designated in their collective bargaining agreement under which they are covered. This amount is referred to as the basic contribution. Federal income taxes are deferred on the amount contributed to the pre-tax accounts until the funds are withdrawn from the Plan. Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $13,000 for the 2004 plan year, $12,000 for the 2003 plan year and $11,000 for the 2002 plan year. The amount that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Previously, certain participants were allowed to make after-tax contributions when so provided. Currently contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contributions due to participants’ withdrawals, equals the total of the Company contribution as required under the applicable collective bargaining agreements. Contributions are made in Company common stock with a market value equal to the Company contribution requirement.

In February 2004, Sprint’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in FON stock to the Company stock fund.

Prior to the recombination of FON and PCS common stock effective April 23, 2004, the allocation of the Company matching contribution between FON and PCS shares was subject to change quarterly based on the relative market capitalization of FON and PCS common stocks. From January 1 to April 23, 2004, the Company matching contribution was invested in 74% FON stock and 26% PCS stock. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in the PCS stock ranged from 31% to 19%. During the 2002 plan year, the Company matching contribution invested in FON stock ranged from 43% to 68% and the Company matching contribution invested in PCS stock ranged from 57% to 32%.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

If so provided in the applicable collective bargaining agreement, the Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, will be based on a comparison of the performance of the Company’s common stocks with the performance of the Dow Jones Total Market Telecom Index.

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Sprint FON Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For the 2004 plan year, the pre-tax catch-up contribution limit was $3,000. In the 2003 plan year, the pre-tax catch-up contribution limit was $2,000. In the 2002 plan year, the pre-tax catch-up contribution limit was $1,000.

Investment Funds

Participants may direct their contributions into any of 29 actively or passively invested funds (30 funds prior to the recombination) which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Company Stock fund, and five pre-mixed portfolio investment options. The premixed portfolios range from Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the Company stock fund are limited to participant contributions and the diversification provisions for Company matching contributions described below if so provided in the applicable collective bargaining agreement.

Other limitations on transfers between funds apply in certain circumstances.

Certain collective bargaining units have negotiated for the diversification of Company matching contributions. Effective January 1, 2004, participants represented by those collective bargaining units may diversify their Company matching contributions based on the schedule below:

•	For Company matching contributions made prior to January 1, 2004:

•	In 2004, 20% of the Company matching contributions may be transferred to other investment options.

•	In each succeeding year (2005, 2006, 2007 and 2008), an additional 20% of the Company matching contributions balance may be diversified.

Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified beginning on December 31, 2007.

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Concentration of Risk

At December 31, 2004, a portion of the Plan’s assets were in shares of Sprint common stock (FON) and at December 31, 2003, a portion of the Plan’s assets were in shares of FON and PCS common stock. The value of this common stock is subject to fluctuations related to corporate, industry and economic factors. At year-end 2004, Sprint common stock closed at $24.85 per share.

The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

Participants are 100% vested in their participant contribution account balances at all times.

Participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $186,000 and $82,000, respectively. These accounts will be used to reduce future Company contribution requirements, though no forfeitures were used during 2004 for that purpose.

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet “hardship” requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 25 years. Loans are secured by the balances in the participant’s accounts. The interest rate charged on loans is set by the Employee Benefits Committee. Outstanding loans are being repaid at interest rates between 4.0% and 9.5%.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Dividends

Dividends earned on shares held in the Company Stock account are reinvested quarterly into the Company Stock fund, unless the participant elects to receive the dividends in cash, which are distributed annually.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

Administration and Plan Expenses

The Plan is administered by Sprint’s Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans are borne by the participants with outstanding loans.

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are generally valued at current value. The current value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The current value of equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The current value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	(Thousands of Dollars)
	As of December 31:
	2004	2003
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Corporation: Company Combined Stock Fund	$161,084	—
Sprint Corporation: FON Stock Fund	—	$67,007
Sprint Corporation: PCS Stock Fund	—	28,629
Fidelity Magellan Fund, Inc.	63,214	60,489
Fidelity Equity Income Fund, Inc.	18,587	16,950
PIMCO Separately Managed 1 Account	33,413	34,982

During 2004, 2003 and 2002, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	(Thousands of Dollars)
Net Realized and Unrealized Appreciation (Depreciation) in Value	For the Year Ended December 31:
	2004	2003	2002
Investments at Fair Value as Determined by Quoted Market Price:

Common stock:
Sprint Corporation: Company Combined Stock Fund	$66,725	—	—
Sprint Corporation: FON Stock Fund	—	$8,023	$(18,011)
Sprint Corporation: PCS Stock Fund	—	6,364	(65,996)

Equity Funds	5,821	17,385	(20,163)
Bond mutual funds	1,087	1,143	2,396
Equity index fund	257	385	(229)
Other	191	153	(42)

Total Appreciation (Depreciation)	$74,081	$33,453	$(102,045)

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The funds comprised of Company stock (combined FON and PCS Stock) include both participant-directed and non-participant-

directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:

	(Thousands of Dollars)
	For the Year Ended December 31:
	2004	2003	2002
Investment Income:
Interest on loans	$162	$196	$285
Dividends and investment interest	2,870	1,914	1,735
Net realized and unrealized appreciation (depreciation) in the fair value of investments	66,725	14,387	(84,007)

Net investment income (loss)	69,757	16,497	(81,987)

Contributions - employer	4,706	6,728	5,300
Contributions - employee	3,326	3,562	4,150
Administrative Fees	(1)	(1)	(1)
Withdrawals	(9,017)	(4,759)	(4,590)
Inter-plan fund transfers (net)	(371)	38	(42)
Intra-plan fund transfers (net)	(2,920)	(1,430)	1,070

Net increase (decrease)	65,480	20,635	(76,100)

Net Assets Available for Benefits:
Beginning of year	95,594	74,959	151,059

End of year	$161,074	$95,594	$74,959

Of the above net assets, information about the net assets of the non-participant-directed investments is as follows:

	(Thousands of Dollars)
	As of December 31:
	2004	2003	2002
Net Assets:
Sprint Corporation:
Company Combined Stock Fund	$102,610	—	—
FON Stock Fund	—	$52,258	$42,606
PCS Stock Fund	—	11,713	8,124

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

5. RELATED PARTY TRANSACTIONS

Company contributions are made directly to the Company stock fund (FON) and prior to April 24, 2004 were made directly to the FON and PCS stock funds; participants may also elect to direct a percentage of their contribution to this fund. In 2004, these combined contributions approximated $8 million to the company stock funds. In 2003 combined contributions approximated $6 million and $4 million to the FON and PCS stock funds, respectively. In 2002, combined contributions approximated $4 million and $5 million to the FON and PCS stock funds, respectively.

6. LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan, and the Centel Retirement Savings Plan for Bargaining Unit Employees against the Company, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of the Company. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

SUPPLEMENTAL SCHEDULE

Schedule I

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0457967

Plan #005

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Common stock:
Sprint Corporation: Company Combined Stock Fund **	$141,202	$161,084

Equity Funds:
Fidelity Magellan Fund, Inc. **	57,839	63,214
Fidelity Equity Income Fund, Inc. **	16,010	18,587
Fidelity OTC Portfolio Fund, Inc. **	3,802	3,307
Fidelity Overseas Fund, Inc. **	1,839	1,981
Fidelity Dividend Growth Fund, Inc. **	3,431	3,607
Capital Guardian International Equity Fund	114	137
Capital Guardian Emerging Market Equity Fund	88	106
Jennison Associates LLC Separately Managed Acct	203	244
Harris Associates, L.P. Separately Managed Acct	352	393
Wall Street Associates Separately Managed Acct	140	168
American Century Equity Income Fund	778	842
DFA U.S. Small-Cap Value Portfolio	2,509	2,870
GMO Global Equity Allocation	301	375
Harbor Midcap Growth I	587	651

Total Equity Mutual Funds	87,993	96,482

Equity Index Funds:
NTGI S&P 500 Equity Index Fund	1,494	1,799
NTGI Russell 2000 Index Fund	502	602
NTGI EAFE Index Fund	53	72

Total US Stock Index Funds	2,049	2,473

Bond Funds:
PIMCO High Yield Fund	378	394
PIMCO Foreign Bond Fund	173	172
GMO Emerging Country Debt Share Fund	987	975
PIMCO Separately Managed I Account	29,377	33,413
PIMCO Separately Managed B Account	2,625	3,083

Total Bond Mutual Funds	33,540	38,037

See accompanying report of independent registered public accounting firm.

Schedule I

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0457967

Plan #005

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont’d)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Short-Term Investments:
NTGI Short-term	$1,923	$1,923
Fidelity Retirement Market Account**	30	30

Total Short-Term Investments	1,953	1,953
Other Funds:
Conservative Growth Portfolio	234	261
Moderate Growth Portfolio	357	393
Balanced Growth Portfolio	533	602
High Growth Portfolio	565	659
Aggressive Growth Portfolio	408	468

Total Other Investments	2,097	2,383

Participant Loans **	11,388	11,388

Total Investments	$280,222	$313,800

**	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sprint Retirement Savings Plan for Bargaining Unit Employees

	By:	/S/ E. J. Holland, Jr.
E. J. Holland, Jr.
Date: June 29, 2005		Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number

23 - (a)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23 - (b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm